UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G*

                               (Amendment No. __)

                    Under the Securities Exchange Act of 1934

                            Trans World Airlines Inc.

               -------------------------------------------------
                                (Name of issuer)

                     Common Stock, par value $.01 per share

               -------------------------------------------------
                         (Title of class of securities)

                                    893349837

                -------------------------------------------------
                                 (CUSIP number)

                                December 31, 2000

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             (Date of Event which requires filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               [ ] Rule 13d-1 (b)

                               [X] Rule 13d-1 (c)

                               [ ] Rule 13d-1 (d)

* On March 8, 2000, Taunus Corporation ("Taunus"), a wholly-owned subsidiary of Deutsche Bank AG which separately aggregates share ownership for purposes of
Section 13(d), and Deutsche Bank Securities Inc. ("DBSI"), a wholly-owned subsidiary of Taunus, submitted a Statement of Beneficial Ownership on Schedule 13G reporting their ownership of shares of Common Stock of Trans World Airlines Inc. It was subsequently determined that the beneficial ownership of the Common Stock should have been attributed to Deutsche Bank AG and not Taunus and DBSI. Deutsche Bank AG is submitting this Schedule 13G to report its beneficial ownership of Trans World Airlines Inc. Common Stock previously attributed to Taunus and DBSI. Concurrently with this submission, Taunus and DBSI will file a
Schedule 13G/A stating that they are not the beneficial owners of Trans World Airlines Inc. Common Stock.

---------------------------------
CUSIP No. 893349837                            13G
---------------------------------


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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank A.G.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                       (b) [ ]
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3        SEC USE ONLY

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4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany

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NUMBER OF SHARES             5      SOLE VOTING POWER
                                    3,856,172

                             ---------------------------------------------------
BENEFICIALLY OWNED BY               SHARED VOTING POWER
                             6      0
                             ---------------------------------------------------
EACH REPORTING                      SOLE DISPOSITIVE POWER
                             7      3,856,172
                             ---------------------------------------------------
PERSON WITH                         SHARED DISPOSITIVE POWER
                             8      0
-------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,856,172*

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10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    [ ]
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11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         5.1%**

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12       TYPE OF REPORTING PERSON

         HC, BK, CO

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*  The  figure  represents   708,583  shares  of  8.0%  Cumulative   Convertible
Exchangeable Preferred Stock, par value $.01 per share, and 333,120 shares of 9.25% Cumulative Convertible Exchangeable Preferred Stock, par value $.01 per share, convertible into 1,747,822 and 2,108,350 shares of Common Stock, respectively.

** The percentage reflects the adjustment of outstanding shares to include the number of shares of Common Stock which would be receivable by the Reporting Person if it were to convert all of its shares of 8.0% and 9.25% Convertible Preferred Stock into Common Stock.

Item 1(a).       Name of Issuer:

                 Trans World Airlines Inc. (the "Issuer")

Item 1(b).       Address of Issuer's Principal Executive Offices:

                 The address of the Issuer's principal executive offices is 515 North 6th Street, St. Louis, MO 63101.

Item 2(a).       Name of Person Filing:

                 This statement is filed on behalf of Deutsche Bank AG (the "Reporting Person").

Item 2(b).       Address of Principal Business Office or, if none, Residence:

                 The principal place of business of the Reporting Person is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

Item 2(c).       Citizenship:

                 The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).       Title of Class of Securities:

                 The title of the  securities  is  Common  Stock  (the  "Common
Stock").

Item 2(e).       CUSIP Number:

                 The CUSIP number of the Common Stock is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                 (a)  [ ]  Broker or dealer  registered  under section 15 of the
                           Act;

                 (b)  [ ]  Bank as defined in section 3(a)(6) of the Act;

                 (c)  [ ]  Insurance  Company as defined in section  3(a)(19) of the Act;

                 (d)  [ ]  Investment  Company registered under section 8 of the
                           Investment Company Act of 1940;

                 (e)  [ ]  An investment  adviser in accordance  with Rule 13d-1
                           (b)(1)(ii)(E);

                 (f)  [ ]  An  employee  benefit  plan,  or  endowment  fund  in accordance with Rule 13d-1 (b)(1)(ii)(F);

                 (g)  [ ]  A  parent  holding   company  or  control  person  in
                           accordance with Rule 13d-1 (b)(1)(ii)(G);

                 (h)  [ ]  A savings  association  as defined in section 3(b) of the Federal Deposit Insurance Act;

                 (i)  [ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                 (j)  [ ]  Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1 (c), check this box. [X]

Item 4.  Ownership.

                 (a)      Amount beneficially owned:

                          The  Reporting  Person  owns the amount of the Common
                  Stock as set forth on the cover page.

                  (b)     Percent of class:

                          The  Reporting  Person  owns  the  percentage  of the
                  Common Stock as set forth on the cover page.

                  (c)     Number of shares as to which such person has:

                          (i)      sole power to vote or to direct the vote:

                                    The  Reporting  Person has the sole power to
                           vote or direct the vote of the Common Stock as set forth on the cover page.

                           (ii)     shared power to vote or to direct the vote:

                                    The Reporting Person has the shared power to
                           vote or direct the vote of the Common Stock as set forth on the cover page.

                           (iii)    sole  power to  dispose  or to  direct  the
                            disposition of:

                                    The  Reporting  Person has the sole power to
                           dispose or direct the disposition of the Common Stock as set forth on the cover page.

                           (iv)     shared  power to  dispose  or to direct the
                            disposition of:

                                    The Reporting Person has the shared power to
                           dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.  Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.  Notice of Dissolution of Group.

                  Not applicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2001


                                            DEUTSCHE BANK AG

                                            By: /s/ Dr. Rainer Grimberg
                                               --------------------------------
                                               Name:    Dr. Rainer Grimberg
                                               Title:  Director

                                            By: /s/ Hagen Repke
                                              ---------------------------------
                                              Name: Hagen Repke
                                              Title:  Vice President